Mail Stop 6010

July 30, 2008

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

> **Re:** **Skystar Bio-Pharmaceutical Company**
> **Registration Statement on Form S-1/A**
> **Filed July 17, 2008**
> **File No. 333-150695**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A

General

1. Please revise your disclosure throughout the prospectus to confirm whether you will complete this offering if the securities are not approved for listing on the AMEX.

Prospectus Summary, page 1

Lock-Up Agreements, page 7

2. It appears from your response to prior comment 9 and your disclosure on pages 7 and 51 that you have two separate lock-up agreements. In addition, it appears that you have filed one of the lock-up agreements as Exhibit 10.7. Please file a copy of the other lock-up agreement as an exhibit.

Summary Financial Information, page 8

Statements of Operations Data, page 8

3. Please refer to your response to our prior comment 12. As previously requested, please tell us why basic and diluted net loss per share are different for the year ended December 31, 2007, since the effect of any common stock equivalents would be anti-dilutive considering your net loss position.

Risk Factors, page 9

"Our products will be adversely affected if we are unable to protect proprietary rights…," page 10

4. We note your response to prior comment 18 as well as your disclosure on page 33 regarding DLV chicken vaccine that you will continue to enjoy exclusivity until such time that the vaccine is formally listed on the Chinese Pharmacopoeia by the Chinese Pharmacopoeia Commission. We also note that you do not know if and when such listing will occur. Please consider revising your risk factor to disclose this as an example of how you may be unable to protect your proprietary rights.

"Legislative actions, higher insurance costs and potential new accounting pronouncements…," page 18

5. We note your disclosure on page 26 that you have entered into agreements with certain of your directors in which you agreed to include such directors as an insured on an officers and directors insurance policy which you will obtain in a reasonable time. Please update your disclosure in this risk factor accordingly. In addition, to the extent known, please state the amount of coverage and the cost, if material.

"The improper issuance of our series "A" preferred stock…," page 19

6. We note the risk factor you have added regarding the purported issuance and designation of these shares. Please disclose whether or not you intend to correct

the irregularity you describe. If true, please confirm that no certificate of designations has been filed and that you do not intend to file one.

7. As to the claims that may be asserted, please discuss what those claims could be and the potential ramifications of those claims being pursued successfully. For example, to what monetary damages might the purchaser be entitled? As a further example, might that purchaser be able to assert successfully that he or she has the right to obtain a substantial ownership interest in the company? Does this or would it affect shareholder actions taken since the date of the purported stock issuance or those in the future? Is there a possibility that the company might settle with this purchaser in exchange for new validly issued shares of common or preferred stock that could dilute the ownership and voting power of purchasers in the offering? Please revise accordingly.

8. As part of your evaluation of the potential effects of contingencies associated with the purported preferred stock issuance, please provide additional appropriate disclosure, as applicable, in the contingencies section of management's discussion and the contingencies and liabilities section of your financial statement notes.

Management, page 23

9. Please confirm that you have provided all business experience for the past five years for each of Qiang Fan, Chengtun Qu and Shouguo Zhao.

Certain Relationships and Related Transactions, page 44

10. We note your response to prior comment 22 regarding the expense advancement to Mr. Lu. We also note that the company has concluded its second fiscal quarter of 2008. Please revise your disclosure on page 44 to include the information provided in that response together with any update to the disclosure.

Underwriting and Plan of Distribution, page 50

Unit Purchase Option, page 51

11. Please refer to your response to our prior comment number 28. It is unclear how you have complied with our comment. As such, we reissue this comment and ask that you disclose the fair value of the Unit Purchase Option, along with the major assumptions used to value the instrument. Further, please tell us why you have determined the value of the option using a five year term, when your disclosure indicates that it expires after four years.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Ryan S. Hong, Esq.
        Francis Y.L. Chen, Esq.
        RICHARDSON & PATEL LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024